SECURITIES AND EXCHANGE COMMISSION

                         WASHINGTON, D. C.  20549



                                 FORM 11-K



[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]
      For the fiscal year ended  December 31, 1993
                                 -----------------
                                    or

___ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
      For the transition period from               to             .
                                    ---------------   ------------


                       Commission file number 1-8483


                        UNOCAL PROFIT SHARING PLAN
                   -------------------------------------
                         (Full title of the plan)








                            UNOCAL CORPORATION
                     --------------------------------
          1201 West Fifth Street, Los Angeles, California   90017
          (Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office)

        INDEX TO FINANCIAL STATEMENTS OF UNOCAL PROFIT SHARING PLAN
       -------------------------------------------------------------

     The following financial statements reflect the status of the Unocal Profit Sharing Plan as of December 31, 1993 and 1992, and the results of its transactions for each of the three years in the period ended December 31, 1993.
                                                        Page Number
                                                        -----------
    Statements included herein:
        Report of Independent Accountants                     1
        Statement of Financial Condition                      2
        Statement of Income and Changes in Plan Equity        2
        Notes to Financial Statements                       3 & 4

     Schedules I, II and III are omitted because the subject matter did not exist or the required information is given in the financial statements or notes to financial statements.



                     REPORT OF INDEPENDENT ACCOUNTANTS
                   -------------------------------------


The Committee of the Unocal Profit Sharing Plan:

     We have audited the accompanying statement of financial condition of the Unocal Profit Sharing Plan (the Plan) as of December 31, 1993 and 1992, and the related statement of income and changes in plan equity for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Plan as of December 31, 1993 and 1992, and the results of its transactions for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles.



                                     /s/ COOPERS & LYBRAND
                                     -----------------------
                                        COOPERS & LYBRAND
                                        June 17, 1994
                                        Los Angeles, California

                        UNOCAL PROFIT SHARING PLAN


                     STATEMENT OF FINANCIAL CONDITION
                  --------------------------------------

Thousands of dollars                                    At December 31
- - ----------------------------------------------------------------------------
                                                        1993         1992
                                                   ---------     --------
Plan Assets and Liabilities

Investments in securities:
Common stock of the Company at market value         $345,844     $304,409
                                                    --------     --------

Funds for investment:
Cash                                                   2,564         2,779
Receivables
- - - company contributions                                4,472         5,584
- - - members' contributions                                  62            29
- - - members' notes                                       6,700         3,421
                                                     -------       -------
                                                      13,798        11,813
Less: amounts payable for shares purchased
and withdrawals of cash                                  551           634
                                                     -------       -------
Total funds for investment                            13,247        11,179
                                                   ---------      --------
Plan Equity                                         $359,091      $315,588
                                                   =========      ========


              STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY
           ----------------------------------------------------

Thousands of dollars                         For the years ended December 31
- - ------------------------------------------------------------------------------
                                               1993       1992         1991
                                            -------     -------     --------
Investment income:
Cash dividends                              $ 8,702      $9,648       $9,729
Interest income                                 447         324          374
                                            -------      ------      -------
Total investment income                       9,149       9,972       10,103

Less: Trustee's fees and other expenses         105          86           79
                                             ------      ------      -------
Net investment income                         9,044       9,886       10,024
                                             ------      ------     --------
Net appreciation (depreciation) in market
 value of common stock                       28,366      32,006      (39,513)
                                            -------     -------      --------

Contributions:
Members                                     23,299       24,162       24,133
Company                                     20,663       18,577       19,047
                                           -------      -------      -------
Total contributions                         43,962       42,739       43,180
                                           -------      -------      -------

Distributions to Members                   (37,869)    (107,130)     (49,303)
                                          ---------    ---------     --------

Net increase (decrease) for the year        43,503      (22,499)     (35,612)
Plan equity at beginning of year           315,588      338,087      373,699
                                          ---------    --------     --------
Plan equity at end of year                $359,091     $315,588     $338,087
                                          ========     ========    =========


                    (See Notes to Financial Statements)

                        UNOCAL PROFIT SHARING PLAN
                       NOTES TO FINANCIAL STATEMENTS


GENERAL

THE PLAN

     The Unocal Profit Sharing Plan (the Plan) provides for Union Oil Company of California d.b.a. Unocal (the Company) contributions and for voluntary contributions by Members. The funds contributed are invested by the Trustee in common stock of Unocal Corporation. All shares remain with the Trustee until delivered to Members upon request for withdrawal or after termination of employment. The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (ERISA) as a defined contribution plan.

     With respect to the Company Basic Contribution, the Company has made quarterly contributions based on the Company's "adjusted net income", as defined by the Plan, for that year. If the total amount of the Company's quarterly advances for any year exceeded the required contribution for that year, the excess remains with the Trustee and the Company's contribution for the succeeding year or years were reduced accordingly. The Company's contributions, less Trustee's fees and expenses, were, to the extent available, allocated each quarter to each Member in the proportion that each Member's "base pay" as defined by the Plan for such quarter had to the total base pay for such quarter of all participating Members.

     For each of the three years ending December 31, 1993, the Company has contributed to the Plan an amount equal to 1-1/2 percent of adjusted net income as the Company Basic Contribution.

     Voluntary Member contributions can be all pretax, all after-tax, or a combination of both, as long as a Member's total contribution does not exceed 15 percent of his base pay. The pretax contributions are also known as 401(k) contributions. Prior to January 1, 1994, the Company matched member pretax contributions (Company Matching Contributions) to the Plan on a dollar-for-dollar basis, up to a maximum of four percent of the contributing members base pay. The Plan allows loans and hardship withdrawals from member's pretax accounts.

     Further information regarding the Plan can be found in the Unocal Profit Sharing Plan booklet dated January 1, 1990 and updated June 28, 1991, January 1, 1993 and December 10, 1993.

     Beginning January 1, 1994, the Company will match employee pretax 401(k) Contributions on a dollar-for-dollar basis, up to six percent of the contributing members base pay. Under Federal regulations effective in 1994, only the first $150,000 of base pay will be eligible for calculating employee and Company contributions. Company Basic Contributions were discontinued effective January 1, 1994. Also, effective July 27, 1994, the Company may direct the trustee to use Company Matching Contributions to purchase shares of newly issued common stock from Unocal Corporation, rather than purchasing existing shares on the open market.

     Beginning January 1, 1995, Members will be able to allocate their contributions among five investment choices which will be available under the Plan. The choices will include Unocal Corporation common stock, Stable Value fund (similar to a money market fund), Bond fund, Balanced fund (combination of stocks and bonds) and Equity fund. Also, in 1995, up to 50 percent of a Member's existing employee contribution account balance may be directed into any of the five investment choices. Beginning in 1996, up to 100 percent of a Member's employee contribution account balance may be directed into the alternative investments. Existing Company contribution balances and future Company Contributions will continue to be invested in Unocal Corporation common stock only.

                        UNOCAL PROFIT SHARING PLAN
                 NOTES TO FINANCIAL STATEMENTS (Continued)
        (Shares and dollars in thousands except per share amounts)
        -----------------------------------------------------------

FEDERAL INCOME TAX CONSEQUENCES

     The Company has obtained a ruling dated May 30, 1986, from the Los Angeles District Director of the Internal Revenue Service that the Plan meets the requirements of Section 401(a) of the Internal Revenue Code of 1954. The Plan has been amended since receiving the determination letter. However, the plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements. Neither the Company's contributions to the Plan nor the earnings of the Plan will be taxable to a Member so long as no withdrawals are made by the Member from the Plan.

PLAN TERMINATION

     The Company expects to continue the Plan indefinitely, but as future conditions cannot be foreseen the Company may at any time or from time to time amend or terminate the Plan in whole or part. An amendment may affect present as well as future Members, but may not diminish the account of any Member existing on the effective date of such amendment. The Company has no present intent to discontinue the Company Matching Contributions or to terminate the Plan.


NOTE 1 - INVESTMENTS IN SECURITIES

     All investments in securities are in shares of common stock of Unocal Corporation. Such shares are valued at the closing price as reported for the New York Stock Exchange-Composite Transactions. For income tax purposes, the tax basis of shares held by the Plan must exclude the gain realized on the exchange of shares for Unocal Notes in the 1985 Tender
Offer.   The  amount  of gain included in the cost was $2,326  at  year-end
1993.
                                                        At December 31
                                                    --------------------
                                                       1993         1992
                                                    -------      -------

        Number of shares held by the Plan            12,407       11,938
        Cost:
          Aggregate amount                         $233,589     $210,343
          Average per share                         $18.830      $17.620
        Market value:
          Aggregate amount                         $345,844     $304,409
          Price per share                           $27.875      $25.500

   On June 15, 1994, the closing market price for common stock was $28.50 per share.


NOTE 2 - UNREALIZED AND REALIZED APPRECIATION OF INVESTMENT IN COMMON STOCK

        Unrealized appreciation at December 31, 1990          $139,057
        Net decrease during 1991                               (53,302)
                                                              ---------
        Unrealized appreciation at December 31, 1991            85,755
        Net increase during 1992                                 8,311
                                                              ---------
        Unrealized appreciation at December 31, 1992            94,066
        Net increase during 1993                                18,189
                                                              ---------
        Unrealized appreciation at December 31, 1993          $112,255
                                                              =========


     The net increase (decrease) during a particular year primarily represents the current year unrealized appreciation or depreciation on the common stock held at year end, less unrealized appreciation from prior years on the common stock distributed during the year. For shares distributed in 1993, 1992 and 1991, realized appreciation totaled $10,177, $23,695 and $13,789, respectively.

                        UNOCAL PROFIT SHARING PLAN
                 NOTES TO FINANCIAL STATEMENTS (Continued)
        (Shares and dollars in thousands except per share amounts)


    During the period January 1, 1994 through June 15, 1994, the market value of the common stock held at December 31, 1993 increased by $7,756.


Note 3 - Forfeitures by Members

   Amounts in the Company contribution accounts forfeited are as follows:

                   Company Basic             Company Matching
            -------------------------    -----------------------
                   Common Stock              Common stock
            -------------------------    -----------------------
              Shares   Cost     Cash     Shares    Cost   Cash
              ------  -----    -----     ------   -----  ------
     1993       6     $ 163    $  50      10      $ 258  $  50
     1992      14     $ 344    $  62      22      $ 579  $ 135
     1991       8     $ 203    $  39       5      $ 137  $  76

   The amounts of Company Basic Contribution forfeited were combined with current employer contributions for allocation to continuing Members. The amounts of forfeited Company Matching Contributions were used to reduce subsequent Company contributions to the Plan.

    Effective the first quarter of 1994, Company Basic Contribution forfeitures will be offset against trustee fees, auditor fees, and postage expenses of the Plan. To the extent Company Basic Contribution forfeitures exceed trustee fees, auditor fees, and postage expenses, the balance of such forfeitures will be allocated to Plan members resulting in a reduction in the average cost of shares allocated in such calendar quarter. Should the trustee fees, auditor fees, and postage expenses exceed the Company Basic Contribution forfeitures, Company Matching Contribution forfeitures will be used to offset the balance of such fees and expenses. The remaining Company Matching Contribution forfeitures will be credited against the next Company Matching Contribution.



                -------------------------------------


                                 SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee appointed by the Board of Directors of the Company to administer the Plan has duly caused this Annual Report to be signed by the undersigned thereunto duly authorized.


                            UNOCAL PROFIT SHARING PLAN
                            --------------------------
                                   (Name of Plan)




                          By:/s/ CHARLES S. McDOWELL
                             -----------------------
                             (Charles S. McDowell, Member,
                             Committee of the Unocal
                             Profit Sharing Plan)


Date  June 29, 1994
- - -------------------